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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69327

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2025** AND ENDING **03/31/2026**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Methuselah Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3110 W. California Avenue, Suite C

(No. and Street)

Salt Lake City	**UT**	**84104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	**(212) 668-8700**	**mromero@acisecure.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith

(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	**Hauppauage**	**NY**	**11788**
(Address)	(City)	(State)	(Zip Code)
03/04/2009		**3370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>John Chachas</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Methuselah Capital LLC</u> , as of <u>3/31</u> , 2 <u>026</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *John A. Chachas*

Title:
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Methuselah Capital LLC

Audit of Financial Statements
and Supplemental Information

As of and For the Year Ended March 31, 2026

With Report of Independent Registered
Public Accounting Firm

Methuselah Capital LLC
As of and For the Year Ended March 31, 2026

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Methuselah Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Methuselah Capital LLC (the "Company") as of March 31, 2026, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Methuselah Capital LLC as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Methuselah Capital LLC's auditor since 2021.

Hauppauge, New York
May 11, 2026

Nawrocki Smith LLP

Methuselah Capital LLC
Statement of Financial Condition
As of March 31, 2026

Assets

Cash	$	88,996
Accounts receivable		1,071,632
Prepaid expense and other assets		6,881
Total assets	$	1,167,509

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	9,080
Total liabilities		9,080

Member's equity

Total Member's equity		1,158,429
Total liabilities and Member's equity	$	1,167,509

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Income
For the Year Ended March 31, 2026

Revenues

Investment banking income	$	1,062,000
Total revenues		1,062,000

Expenses

Professional fees	86,640
Taxes and licenses	5,223
Insurance	540
Office and other expenses	16,902
Total expenses	109,305

Net income	$	952,695

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2026

	Total
Balance at April 1, 2025	$ 170,734
Contributions	35,000
Net income	952,695
Balance at March 31, 2026	$ 1,158,429

The accompanying notes are an integral part of these financial statements.

Cash flow from operating activities:

Net income		$ 952,695
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable	(1,071,632)	
Prepaid expense and other assets	(2,256)	
(Decreases) increase in:		
Accounts payable and accrued expenses	4,743	
Total adjustments		(1,069,145)
Net cash used in operating activities		(116,450)
Cash flow from financing activities:		
Capital contributions	35,000	
Net cash provided by financing activities		35,000
NET DECREASE IN CASH		(81,450)
CASH AT BEGINNING OF YEAR		170,446
CASH AT END OF YEAR		$ 88,996

The accompanying notes are an integral part of these financial statements.

1. Business and Summary of Significant Accounting Policies

Business

Methuselah Capital LLC (the "Company") is a limited liability company formed on June 27, 2013. Effective November 24, 2014, the Company became registered with the U.S. Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA"). It is engaged in the private placement of securities and in underwriting or selling group participant corporate securities other than mutual funds.

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member(s) has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash at a financial institution, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

The receivable balance as of April 1, 2025 was $0. The receivable balance as of March 31, 2026 was $1,071,632.

Revenue

Revenue is recognized at the completion of a project with the closing of the deal. The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company typically enters into contracts with clients calling for a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration of the transaction.

The Company's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

The Company earns investment banking fees for achieving various fundraising objectives. Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company had a contract asset of $1,071,362 as of March 31, 2026 and had no contract liabilities.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the members, who are responsible for any taxes thereon.

Income Taxes (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At March 31, 2026, management has determined that the Company has no uncertain tax positions that would require financial statement recognition or disclosure. The Company files income tax returns in the U.S. federal jurisdiction. The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2026, the Company had net capital of $79,916 which was $29,916 in excess of its required capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 11.36% at March 31, 2026.

3. Continuing Operations

The Member has committed to providing capital to support the Company's continuing operations as needed.

4. Related Party Transactions

The Company has an expense sharing agreement with the Member whereby the Member pays for all or a portion of certain operating costs incurred by the Company and then allocates such costs in accordance with the agreement. The total amount of related party transactions for the year ending March 31, 2026 was equal to $16,044.

5. Commitments and Contingencies

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company maintains various forms of insurance that the Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

6. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

6. Segment Reporting (Continued)

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets.   The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO.

7. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since March 31, 2026, and has determined that there are no material events that would require adjustments to or disclosures in the Company's financial statements.

Methuselah Capital LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
As of March 31, 2026

Computation of net capital

Total Member's equity		$ 1,158,429
Less: Non-allowable assets		
Accounts Receivable	(1,071,632)	
Prepaid expenses and other assets	(6,881)	
Total non-allowable assets		
		(1,078,513)
Net Capital		$ 79,916
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtness	$ 605	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		29,916
Aggregate indebtedness		9,080
Percentage of aggregate indebtedness to net capital		11.36%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated March 31, 2026.

See report of Independent Registered Public Accounting Firm.

Methuselah Capital LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2026

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to mergers and acquisition advisory services.

Methuselah Capital LLC
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2026

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to mergers and acquisition advisory services.

See report of Independent Registered Public Accounting Firm.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Methuselah Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Methuselah Capital LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to underwriting for clients, private placements and mergers and acquisitions and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
May 11, 2026

Nawrocki Smith LLP

Methuselah Capital, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Methuselah Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company is a non-covered firm and it limits its business activities exclusively to receiving transaction-based compensation for underwriting for clients, private placements and mergers and acquisitions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts, throughout the most recent fiscal period ended, without exception.

I, _John Chachas_____, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

John B. Chachas

Title: CEO